SECURITIES AND EXCHANGE COMMISSION
                                  UNITED STATES
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One):   |X| Form 10-K        Form 20-F        Form 10-Q       Form N-SAR

                   For Period Ended: June 30, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR For the Transition Period Ended:
                                                                 ---------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
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Full Name of Registrant
                         Global Sources Limited
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Former Name if Applicable

                         First Sunrise Inc.
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Address of Principal Executive Office (Street and Number)

                  342 Madison Avenue, Suite 1815  New York, New York 10173
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City, State and Zip Code


PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion
[X] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. See Attachment A.

PART IV -- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

         John Mazzuto                212                      687-6363
 -------------------------   ---------------------     ---------------------
            (Name)               (Area Code)             (Telephone Number)

(2)      Have all other periodic  reports  required under Section 13 or 15(d) of
         the Securities Exchange |X| Act of 1934 or Section 30 of the Investment        YES    NO
         Company Act of 1940 during the  preceding 12 months or for such shorter        [X]    [ ]
         period that the  registrant  was required to file such  report(s)  been filed? If answer is no, identify report(s).

(3)      Is it anticipated that any significant  change in results of operations
         from the  corresponding  YES No period for the last fiscal year will be        YES    NO
         reflected by the earnings  statements to be included in |X| the subject        [X]    [ ]
         report or portion thereof?

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made. SEE ATTACHMENT B

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                             Global Sources Limited
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                                  By  /s/ John D. Mazzuto
                                                      -------------------------
Date  September 29, 2000                              John D. Mazzuto, President
      ---------------------------------


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

                               ATTACHMENTS A AND B

PART III - NARRATIVE

The Registrant's Annual Report on Form 10-KSB for the year ended June 30, 2000 could not be filed within the prescribed time period because the Registrant has not finalized all of its accounting matters due to (i) the conversion and integration of financial statements with respect to the purchase of assets and the acquisition of related business entities including the recent acquisition of a United Kingdom company and (ii) the replacement of its public accountants following resignation of its prior public accountants. As a result, the financial statements of the Registrant for the year ended June 30, 2000 have not yet been completed.

PART IV - OTHER INFORMATION

The earnings statements to be included in the Registrant's Annual Report on Form 10-KSB for the year ended June 30, 2000 as compared to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1998 will reflect significant changes in the results of operations due to the Registrant's (i) merger in late 1999 being treated for accounting purposes as a purchase by the acquired company, (ii) purchase of assets and the acquisition of related business entities during the subsequent interim fiscal period. Because of the resignation and replacement of the Registrant's public accountants, the extent of the changes in the results of operations cannot be quantified with any reasonable certainty at this time.